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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        UNITED STATES FILTER CORPORATION
                           (Name of Subject Company)

                        UNITED STATES FILTER CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              (and the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  911843 20 9
                     (CUSIP Number of Class of Securities)

                              STEPHEN P. STANCZAK
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        UNITED STATES FILTER CORPORATION
                               40-004 COOK STREET
                             PALM DESERT, CA 92211
                                 (760) 340-0098
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                WITH A COPY TO:

                            ROD A. GUERRA, JR., ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                                 (213) 687-5000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is United States Filter Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 40-004 Cook Street, Palm Desert, California 92211. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of November 27, 1998, between the Company and the Bank of New York, as Rights Agent (together, the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER

     This statement relates to a tender offer by Eau Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vivendi, a societe anonyme organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated March 26, 1999, to purchase all outstanding Shares at $31.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). As set forth in the
Schedule 14D-1, the principal executive offices of each of the Purchaser and Parent are located at 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 22, 1999 (the "Merger Agreement"), among the Company, the Purchaser and the Parent. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors and affiliates.

     (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Executive Compensation," "Option Grants in Last Fiscal Year," "Retirement Program," "Executive Severance Pay Plan and Employment Agreements," "Proposal to Approve the Senior Executive Annual Incentive Plan," "Proposal to Approve the 1998 Stock Incentive Plan" and "Proposal to Approve an Amendment to the 1991 Directors Stock Option Plan" on pages 8-12 and 16-22 of the Company's Proxy Statement, dated July 7, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Annual Meeting Proxy Statement"), a copy of which was previously furnished to stockholders. A copy of such portions of the 1998 Annual Meeting Proxy Statement is filed as Exhibit (c)(8) hereto and is incorporated herein by reference. Each other material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

  Stock Option Grants

     On October 9, 1998, following review of, among other things, a report from the Company's compensation consultants, the Compensation Committee of the Company authorized and approved the award of stock option grants under the Company's 1998 Stock Incentive Plan (the "1998 Plan") to each of its executive

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officers (such executive officers, collectively, the "Section 16 Officers") who was subject to Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Company at the time of such grant. (Mr. Stanczak was not employed by the Company at such time.) No further option grants were to be made to the Section 16 Officers during the next 3-year period. The exercise price per Share under such options is $12.625, the then-current fair market value of the Shares. The options have differing vesting schedules but all such options become fully vested in October 2001, subject to immediate vesting upon the occurrence of a Change of Control of the Company (as defined in the 1998 Plan), which generally includes, among other things, the acquisition by any person or entity of fifty percent (50%) or more of the Company's voting power. Grants in an aggregate of approximately 3,000,000 Shares were made to the Section 16 Officers.

  Executive Employment Agreements

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into an employment agreement with Richard J. Heckmann (the "Heckmann Agreement") which has a term of four years from the date on which the effective time of the Merger occurs (the "Effective Date"). The Heckmann Agreement will be of no force and effect if the Merger Agreement is terminated. During the term of the Heckmann Agreement, Mr. Heckmann will be Chairman and Chief Executive Officer of the Company, a member of the Executive Committee of Vivendi Water Branch and a director of Generale des Eaux. In addition to payments of salary (which would be increased to $950,000 per year) and annual bonus opportunities, the Heckmann Agreement provides for a cash payment not to exceed $7.5 million to be paid no later than five days following the Effective Date in respect of the severance provisions of his former employment agreement with the Company, and provides for the full vesting of Mr. Heckmann's benefit under the Company's Supplemental Executive Retirement Plan. In addition, the Company (or Parent, on behalf of the Company) is obligated to deliver to Mr. Heckmann an aggregate of 289,056 shares of Parent stock, one-quarter of which will be delivered on each of the first four anniversaries of the Effective Date, provided that Mr. Heckmann is employed by the Company as of each such date. In the event that Mr. Heckmann's employment is terminated by the Company for Cause or by Mr. Heckmann without Good Reason (as each such term is defined in the Heckmann Agreement), Mr. Heckmann will be entitled to receive only his salary accrued to such termination and any previously vested benefits under Company benefit plans; provided, that portion of the Parent stock grant not previously delivered or past due to be delivered at such time will be forfeited. If Mr. Heckmann's employment is terminated because of his death or Disability (as defined in the Heckmann Agreement), Mr. Heckmann (or his beneficiaries, as applicable) will be entitled to receive, in addition to any accrued but unpaid salary and other benefits owed or payable to Mr. Heckmann under the Company's benefit plans, (i) a lump sum in cash equal to two times (x) his then current base salary plus (y) the minimum annual incentive to which Mr. Heckmann would have been entitled for the year in which such termination occurs; (ii) a lump sum in cash in respect of any deferred compensation; (iii) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination; and (iv) continuation of welfare-type benefits for two years following the date of termination. In the event that Mr. Heckmann's employment is terminated by the Company without Cause or by Mr. Heckmann for Good Reason, which includes a Change in Control of Parent or the Company (as each term is defined in the Heckmann Agreement), Mr. Heckmann will be entitled to receive (1) a lump sum in cash equal to (a) the base salary that would have been paid to Mr. Heckmann for the remainder of the original term of the Heckman Agreement plus
(b) the target annual bonus that would have been paid to Mr. Heckmann for the remainder of the original term of the Heckmann Agreement plus (c) the minimum annual bonus for the year in which such termination occurs, pro-rated to date of termination; (2) continued welfare-type benefits for the remainder of the original term of the Heckmann Agreement; and (3) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination. The Heckmann Agreement provides that, if any payment or benefit that Mr. Heckmann receives in connection with the Merger becomes subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay to Mr. Heckmann an amount in cash sufficient to make him whole with respect to such excise tax. Mr. Heckmann is subject to non-competition and non-solicitation covenants for the entire term of the Heckmann Agreement, regardless of the earlier termination of his employment thereunder. The Company will no longer be obligated to deliver the Parent stock grant, in the event Mr. Heckmann violated such

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covenants prior to the due date for any payment of the Parent stock grant.
Parent, the Company and Mr. Heckmann have also entered into an agreement whereby Mr. Heckmann may purchase one of the Company's aircraft at its then depreciated value upon his retirement or, if earlier, at such time as the Company determines to sell such aircraft to a third party.

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into employment agreements with each of Andrew D. Seidel and Kevin L. Spence (each, an "Executive Agreement") which are substantially similar in their terms. Each Executive Agreement has a three-year term from the Effective Date. The Executive Agreements will be of no force and effect if the Merger Agreement is terminated. During the term of the Executive Agreements, Mr. Seidel will be President and Chief Operating Officer -- Wastewater Group of the Company, and Mr. Spence will be Executive Vice President and Chief Financial Officer of the Company. In addition to payments of salary (which would be increased for both executives to $350,000 per year) and annual bonus opportunities, the Executive Agreements provide for a cash payment not to exceed $2.1 million (in the case of Mr. Seidel) or $1.95 million (in the case of Mr. Spence) to be paid no later than five days following the Effective Date in respect of the severance provisions of their former employment agreements with the Company, and provide for the full vesting of their benefits under the Company's Supplemental Executive Retirement Plan. In addition, the Company (or Parent, on behalf of the Company) is obligated to deliver to the executives an aggregate of 50,370 shares of Parent stock (in the case of Mr. Seidel) or 49,341 shares of Parent stock (in the case of Mr. Spence), one-third of which will be delivered on each of the first three anniversaries of the Effective Date, provided that the executive is employed by the Company as of each such date. In the event that the executive's employment is terminated by the Company for Cause or by the executive without Good Reason (as each such term is defined in the Executive Agreements), that portion of the Parent stock grant not previously delivered or past due to be delivered at such time will be forfeited. If the executive's employment is terminated because of his death or Disability (as defined in the Executive Agreements), the executive (or his beneficiaries, as applicable) will be entitled to receive (i) a lump sum in cash equal to 150 percent (150%) of (x) his then current base salary plus (y) the minimum annual incentive to which the executive would have been entitled for the year in which such termination occurs; (ii) a lump sum in cash in respect of any deferred compensation, (iii) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination; and (iv) continuation of welfare-type benefits for two years following the date of termination. In the event that the executive's employment is terminated by the Company without Cause or by the executive for Good Reason, which includes a Change in Control of Parent or the Company (as each such term is defined in the Executive Agreements), the executive will be entitled to receive (1) a lump sum in cash equal to (a) the base salary that would have been paid to the executive for the remainder of the original term of the Executive Agreement plus (b) the target annual bonus that would have been paid to the executive for the remainder of the original term of the Executive Agreement plus (c) the minimum annual bonus for the year in which such termination occurs, pro-rated to the date of termination;
(2) continued welfare-type benefits for the remainder of the original term of the Executive Agreement; and (3) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination. The Executive Agreements provide that, if any payment or benefit that the executive receives in connection with the Merger becomes subject to the excise tax imposed by section 4999 of the Code, the Company will pay to the executive an amount in cash (a "Gross-up Payment") sufficient to make him whole with respect to such excise tax. Each of the executives is subject to non-competition and non-solicitation covenants for the entire term of his Executive Agreement, regardless of the earlier termination of his employment thereunder. The Company will no longer be obligated to deliver the Parent stock grant to Mr. Seidel or Mr. Spence, as the case may be, in the event such executive violates such covenants prior to the due date for any payment of the Parent stock grant.

     As of August 26, 1998, the Company entered into Employment Agreements ("Employment Agreements") with its executive officers other than Mr. Heckmann and Mr. Shimmon (Mr. Stanczak entered into his Employment Agreement on February 15, 1999), whose terms are substantially similar, except that the number of years in the term of the agreement and the corresponding multiplier used in calculating severance benefits thereunder may differ. With respect to Messrs. Seidel and Spence, such agreements are superceded by the Executive Agreements described above. Each Employment Agreement provides for a term of 24 or 36 months, provided in each case that unless either party has given notice of termination, on the first day of the
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month following the commencement of the term of the Employment Agreement, the term is extended by an additional month. The Employment Agreements provide for certain payments and benefits to be paid in respect of severance upon the occurrence of a Change of Control (as defined in the Employment Agreements). Such payments and benefits include: (1) a lump sum in cash equal to (a) the executive's base salary and target annual incentive bonus that would be payable for the remainder of the term of the Employment Agreement; (b) the present value of the welfare-type benefits covering the executive if continued to the end of the term of the Employment Agreement; and (c) for agreements with a 36-month term, the immediate vesting of the executive's benefit under the Company's Supplemental Executive Retirement Plan. Employment Agreements with a 36-month term provide that, if any payment or benefit that the executive receives in connection with the Merger becomes subject to excise tax imposed by section 4999 of the Code, the Company will pay to the executive a Gross-up Payment. Employment Agreements with a two-year term do not provide for a Gross-up Payment. Each Employment Agreement provides that the executive will be subject to non-competition covenants during the term of the agreement and, if the executive's employment is terminated prior to the expiration of the term of the Employment Agreement, for one year thereafter.

     (b)(2) The Merger Agreement. A summary of the Merger Agreement is contained in the section entitled Section 11 -- "Purpose of the Offer; the Merger Agreement, the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights" -- "(b) The Merger Agreement" in the Offer to Purchase and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

     (b)(3) The Support Agreements. A summary of the support agreements between Parent and, separately, Richard J. Heckmann, Andrew D. Seidel, Kevin L. Spence, certain stockholders affiliated with the Bass family of Texas (the "Bass Stockholders") and Apollo Investment Fund, L.P. and Lion Advisors, L.P. (together with Apollo Investment Fund, L.P., the "Apollo Stockholders") (the "Support Agreements") is contained in the section entitled Section
11 -- "Purpose of the Offer; the Merger Agreement, the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights" -- "(d) The Support Agreements" in the Offer to Purchase and is incorporated herein by reference. Copies of the form of the Support Agreements are filed as Exhibits
(c)(2) through (c)(4) hereto and are incorporated herein by reference.

     (b)(4) The Stock Option Agreement. A summary of the Stock Option Agreement between Parent and the Company (the "Stock Option Agreement") is contained in the section entitled Section 11 -- "Purpose of the Offer; the Merger Agreement, the Stock Option Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights" -- "(c) The Stock Option Agreement" in the Offer to Purchase and is incorporated herein by reference. A copy of the Stock Option Agreement is filed as Exhibit (c)(b) hereto and is incorporated herein by reference.

     (b)(5) The Confidentiality Agreement. The following is a summary of certain portion of the Confidentiality Agreement, dated March 15, 1999, among Parent and the Company (the "Confidentiality Agreement") and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed as Exhibit (c)(9) hereto and is incorporated by reference herein.

     As a condition to being furnished information concerning the Company ("Evaluation Material") by or on behalf of the Company, Parent has agreed, among other things, that it will keep such Evaluation Material confidential and will use it solely for evaluating the Offer and the Merger. "Evaluation Material" does not include information which (i) becomes generally available to the public other than as a result of a disclosure by Parent or its respective directors, officers, employees, agents or advisors, or (ii) becomes available to Parent on a non-confidential basis from a source other than the Company or its advisers, provided that such source is not known to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS
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     On March 22, 1999, the Board of Directors of the Company, by a unanimous vote of all directors in attendance at a meeting of the Board of Directors on such date, determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company and approved the Merger Agreement and the transactions contemplated thereby, and recommended that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, if required.

     (b) BACKGROUND OF THE TRANSACTION

     In early July 1996, Richard J. Heckmann, Chairman and Chief Executive Officer of the Company and certain other members of the Company's senior management met with Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi and other representatives of Parent to discuss the possibility of the acquisition by the Company of certain assets of Parent. Such exploratory discussions did not advance beyond the preliminary stage and the potential transaction was not pursued.

     In January 1999, the Company authorized representatives of two investment banking firms to contact three industrial companies identified by the investment bankers regarding a possible business combination transaction with the Company. These inquiries did not result in any subsequent discussions between the Company and any of such companies.

     On January 19, 1999 Messrs. Heckmann and Messier met to discuss a potential transaction between the Company and Parent involving certain water industry holdings of Parent. At the meeting, the Company and Parent could not reach agreement on the terms of a possible transaction. However, in the course of discussions consideration was given to the possibility of a business combination transaction between the Company and Parent.

     From late January through late February 1999 Mr. Heckmann and Mr. Messier together with other representatives of the Company and Parent had several telephone discussions relating to the businesses of the Company and Parent and exchanged publicly available documents and information about the Company and Parent, and on February 19, 1999 executives of Parent and the Company met to exchange detailed presentations concerning their respective businesses.

     From late February through early March 1999 the management of the Company provided Parent certain information with respect to the Company's financial condition, results of operations and other measurements of operating performance.

     On March 8, 9, and 10, 1999, Mr. Heckmann and certain other executives of the Company met with Mr. Messier and certain other executives of Parent to continue discussions with respect to a possible business combination transaction between the Company and Parent.

     On March 11, 1999, representatives from each party's legal and financial advisors met to discuss the structure and timing of the proposed transaction and organize a due diligence review of the Company. On March 11, 1999, following presentations by management, the Board of Directors of Parent authorized its management to enter into a definitive acquisition agreement if such an agreement could be concluded on specified terms. From March 12, 1999 through March 22, 1999, Parent's legal and financial advisors together with representatives of Parent conducted legal and financial due diligence investigations of the Company.

     On March 18-19, 1999, the parties and their legal and financial advisors met to negotiate the terms of the proposed Merger. Negotiations between the parties continued at meetings on March 20, 21 and 22, 1999. During that time Parent and the stockholders of the Company party to Support Agreements negotiated the terms of such agreements.

     From time to time from February 17, 1999 through March 22, 1999, Mr. Heckmann had numerous conversations with various members of the Company's Board of Directors to keep them apprised of developments with respect to a possible business combination transaction with Parent.

     At meetings on March 21 and 22, 1999 the Company's Board reviewed the terms of the proposed Merger Agreement and related documents to be entered into by the Company and Parent. At the March 21, 1999 Board meeting, the Board discussed the fairness of the proposed transaction and the Company's financial

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advisors delivered presentations on the fairness of the Merger and the Offer and rendered their opinions regarding the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by the Company's stockholders pursuant to the Merger and the Offer. At the March 22, 1999 Board meeting, after due deliberation, the Board determined the proposed Offer and Merger are in the best interests of the Company and the Company's stockholders and are fair to the Company's stockholders. At the March 22, 1999 Board Meeting, the Board approved the Offer and the Merger and resolved to recommend acceptance of the Offer by the Company's stockholders.

     Following the Company's Board meeting on March 22, 1999, the Merger Agreement and related documents were finalized and executed by the parties. The Company and Parent announced the execution of the agreements in a joint press release issued before the New York Stock Exchange opened on March 22, 1999.

     (c) REASONS FOR THE RECOMMENDATION

     In reaching its conclusions and recommendations described above, the Company's Board of Directors considered the following factors:

     (i)    the terms and conditions of the Offer and the Merger Agreement;

     (ii) the financial condition, results of operations, business and prospects of the Company;

     (iii) the separate oral opinions of the Financial Advisors, which were later confirmed in written opinions, dated March 22, 1999, to the effect that, as of the date of the opinions, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of the Advisors' written opinions which set forth the procedures followed, the factors considered and the assumptions made by the Advisors are attached hereto and filed as Exhibits (b)(1) and
            (b)(2) hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINIONS OF THE ADVISORS CAREFULLY AND IN THEIR ENTIRETY;

     (iv) the trading history of the Shares during the past several years, a comparison of that trading history with those of other companies that were deemed relevant and expected trading prices for the forseeable future;

     (v) a comparison of the historical financial results and present financial condition of the Company with those of other companies that were deemed relevant;

     (vi) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that were deemed relevant;

     (vii) the fact that the Merger Agreement, while prohibiting the Company from actively soliciting any competitive proposal, does permit the Company to furnish information concerning its business, properties or assets to, and enter into discussions or negotiations with, any third party that makes a bona fide written proposal for an Acquisition Transaction (as such term is defined in the Merger Agreement) for which all necessary financing is then in the judgment of the Company's Board of Directors readily obtainable; provided that a majority of the members of the full Company Board of Directors determines in good faith (after consultation and receipt of advice from its outside legal counsel) to such effect that the failure to so act would create a reasonable likelihood of a breach of the fiduciary duties of the Board and such proposal is, in the written opinion of the Financial Advisors, more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (as the same has been proposed to be amended by Parent in accordance with the Merger Agreement);

     (viii) the lack of responses from, or expressed interest of, other third parties who were contacted by or on behalf of the Company regarding a possible business transaction with the Company and subsequent public statements of lack of interest in such a transaction with the Company made by third parties after recent market activity in the Company's Shares;

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     (ix)the fact that two significant stockholders of the Company were willing to enter into support agreements with Parent pursuant to which such stockholders agreed, among other things, to tender validly pursuant to the Offer all shares owned by them;

     (x) the representation of Parent and the Purchaser that they will have sufficient funds available to them to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

     (xi)the scope and detail of the negotiating process that led to the finalization of the Merger Agreement;

     (xii)
         the fact that, in management's view, an extensive auction of the Company prior to a decision to sell the Company could cause harm to the Company and significant disruption in existing operations;

     (xiii)
         the provisions in the Merger Agreement that require the Company to pay to Parent a termination fee of $220 million and reimburse Parent for its documented out-of-pocket expenses not to exceed $25 million if the Merger Agreement is terminated under certain circumstances, which the Company's Board of Directors recognized would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but, based in part on the advice of the Company's financial advisors, was well within the range of termination fees payable in transactions of similar size and should not be a deterrent to competing offers at price levels somewhat higher than the Offer;

     (xv)the insistence of Parent on the Company executing the Stock Option Agreement pursuant to which, among other things, the Company agrees to grant Parent an irrevocable option to purchase up to 36,223,552 shares at $31.50 per share, exercisable in certain circumstances that give rise to the termination of the Merger and the Offer; and

     (xvi)
         the insistence of Parent that the Merger Agreement be executed prior to the opening of the New York Stock Exchange on March 22, 1999.

     The Company's Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them. In addition, individual members of the Board of Directors may have given different weight to different factors.

     The Company's Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

     It is expected that, if the Shares were not to be purchased by the Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Company's Board of Directors will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Financial Advisors have been retained by the Company to act as financial advisors to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to an engagement letter agreement dated March 1, 1999 (the "Engagement Letter"), the Financial Advisors agreed to render financial advisory and investment banking services to the Company in connection with the Offer and the Merger. Each Financial Advisor also agreed to render, if requested by the Company, an opinion (together, the "Opinions"), with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in connection with the Offer and the Merger. As compensation for financial advisory and investment banking services rendered by the Financial Advisors pursuant to the Engagement Letter, the Company agreed to pay each Financial Advisor a fee of $100,000 plus an additional fee equal to 0.18%, or 0.215% if the Company receives an unsolicited offer, of the aggregate

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

consideration in the Offer and the Merger less, in each case, any retainer or opinion fee. As compensation for services rendered by the Financial Advisors in connection with the Opinions, the Company agreed to pay each of the Financial Advisors a fee of approximately $1,500,000 on issuance of the Opinions. The Company has also agreed to reimburse each of the Financial Advisors for its reasonable out-of-pocket expenses, and to indemnify the Financial Advisors against certain liabilities to which the Financial Advisors may become subject in connection with the rendering of services by the Financial Advisors under the Engagement Letter.

     The Financial Advisors each provided to the Company an Opinion to the effect that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to the Company's stockholders.

     Salomon Smith Barney and its predecessors and affiliates have, in the past, provided investment banking and financial advisory services to the Company and Parent and have received customary compensation for the rendering of such services. Salomon Smith Barney and its affiliates have other business and financial relationships with the Company and Parent. In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade the debt and equity securities of the Company and Parent for their own accounts and/or the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     JP Morgan and its affiliates, from time to time, have provided capital markets and financial advisory services to Parent, have executed a variety of risk management transactions with Parent and may continue such business relationships in the future. In the ordinary course of business, JP Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth below, transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser. Richard J. Heckmann, Andrew D. Seidel, Kevin L. Spence, the Bass Stockholders and the Apollo stockholders have signed Support Agreements, obligating themselves to tender their Shares, subject to the terms of such agreement and applicable law. In addition, the Company has agreed to grant Parent an irrevocable option to purchase up to 36,223,552 shares pursuant to the Stock Option Agreement, exerciseable in certain circumstances that give rise to the termination of the Merger and the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Directors. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

     Parent Financing. The following information regarding the financing of the Offer and Merger has been provided by Parent and the Purchaser. The total amount of funds required by the Purchaser to purchase all outstanding Shares and to pay related fees and expenses is estimated to be approximately $6.3 billion. The funds necessary to purchase Shares pursuant to the Offer and to pay related fees and expenses will be furnished to the Purchaser by Parent and/or one of its subsidiaries as a capital contribution and/or loans.

     Antitrust -- United States. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent and the Company have filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on the thirtieth day after both parties have filed their Forms. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the twentieth day after both parties have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Antitrust -- European Union. Parent and the Company each conduct business in member states of the European Union. European Union Council Regulation 4064/89, as amended, requires notification to and approval by the European Commission of certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding certain thresholds, before such mergers or acquisitions are completed. Parent and the Company have sales that exceed these thresholds. A single notification to the European Commission eliminates any need to submit notifications of the merger to national competition authorities in member states within the European Economic Area. Parent and the Company notified the European Commission of the Merger on March 23, 1999.

     The European Commission must review the Offer and Merger to determine whether or not it is compatible with the common market and, accordingly, whether or not to permit it to proceed. A merger or acquisition which does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the common market or in a substantial part of the common market is considered to be compatible with the common market, and must be allowed to proceed. The European Commission has one month following submission of a complete notification to examine whether the merger raises serious doubts with regard to its compatibility with the common market. If within this one-month period the European Commission decides that there are no serious doubts, or if it fails to reach a decision, the merger is deemed approved. If, instead, the European Commission decides that there are serious doubts, it must open a more detailed investigation which can last up to an additional four months. Parent and the Company believe that the Merger is compatible with the common market under European Union Council Regulation 4064/89, although there can be no assurance that the European Commission will agree.

     Antitrust -- General. It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the Merger, various regulatory concessions. There can be no assurance that:

      -- Parent or the Company will be able to satisfy or comply with such conditions;

      -- compliance or non-compliance will not have adverse consequences for Parent after completion of the Merger; or

      -- the required regulatory approvals will be obtained within the time frame contemplated by Parent and the Company and referred to herein or on terms that will be satisfactory to Parent and the Company.

     Additional filings may be necessary in countries outside the European Economic Area and the U.S.

     DGCL 203. Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, the Support Agreements and the Stock Option Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

     Change in Control Provisions in Notes. Upon the occurrence of a Change of Control (as defined in the Notes), holders of the Company's 4 1/2% Convertible Subordinated Notes Due 2001 (the "Notes") will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof, respectively) of such holder's Notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest (the "Repurchase Rights").

     Change in Control Provisions in the Company's Credit Facility. The occurrence of a Change of Control (as defined in the credit facility) constitutes an event of default under the Company's credit facility.

     Holders of the Notes may also exercise their right to convert their Notes into Common Stock and participate in the Offer or receive cash upon the Merger in lieu of pursuing their Repurchase Rights. Holders may also continue to hold their Notes after the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
 (a)(1)   -- Offer to Purchase, dated March 26, 1999.
 (a)(2)   -- Letter of Transmittal.
 (a)(3)   -- Text of press release issued by Parent and the Company
             dated March 22, 1999.
 (a)(4)   -- Summary Advertisement dated March 26, 1999.
 (a)(5)   -- Letter to Stockholders of the Company dated March 26,
             1999.

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
 (b)(1)   -- Opinion of Salomon Smith Barney, Inc. dated March 22,
             1999.
 (b)(2)   -- Opinion of J.P. Morgan Securities, Inc. dated March 22,
             1999.
 (c)(1)   -- Agreement and Plan of Merger, dated as of March 22, 1999 by and among the Company, the Purchaser and Parent.
 (c)(2)   -- Form of Support Agreement between Parent and the Apollo
             Stockholders
 (c)(3)   -- Support Agreement between Parent and the Bass
             Stockholders
 (c)(4)   -- Form of Support Agreement between Parent and Management
 (c)(5)   -- Employment Agreement among the Company, Parent and
             Richard J. Heckman.
 (c)(6)   -- Employment Agreement among the Company, Parent and Andrew
             D. Seidel.
 (c)(7)   -- Employment Agreement among the Company, Parent and Kevin
             L. Spence.
 (c)(8)   -- Stock Option Agreement dated March 22, 1999 between the
             Company and Parent
 (c)(9)   -- Confidentiality Agreement, dated March 15, 1999
 (c)(10)  -- Letter Agreement dated March 22, 1999 between Parent,
             Company and Richard J. Heckman.
 (c)(11)  -- Relevant portions of the Company's Proxy Statement on
             Schedule 14A, June 7, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UNITED STATES FILTER CORPORATION

                                            By   /s/ STEPHEN P. STANCZAK
                                             -----------------------------------
                                                     Stephen P. Stanczak
                                                  Executive Vice President,
                                                General Counsel and Secretary

Dated: March 26, 1999

                                   SCHEDULE I
                        UNITED STATES FILTER CORPORATION
                               40-004 COOK STREET
                                PALM DESERT, CA

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
      IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

     This Information Statement is being mailed on or about March 26, 1999 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about March 25, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 26, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 22, 1999 unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 22, 1999, there were 182,027,902 Shares outstanding. The Board of Directors currently consists of eleven members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of a majority of the outstanding Shares (determined on a fully diluted basis), the Purchaser will be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (after giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares so purchased) bears to the total number of Shares outstanding.

     Notwithstanding the Company's obligations outlined above, the Company's Board of Directors shall have at least two members who are not officers, directors or designees of the Purchaser or any of its affiliates.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. It is expected that no Purchaser Designee will receive any compensation for services performed in his capacity as a director.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than April 22, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

SECTION 16 COMPLIANCE

     Under the securities laws of the United States, the Company's directors, its executive officers and any persons beneficially holding more than ten percent of the Company's Common Stock are required to report their ownership of the Company's Common Stock and any changes in that ownership to the SEC and the NYSE. Specific due dates for these reports have been established and the Company is required to report any failure to file by these dates. During the fiscal year ended March 31, 1998 ("fiscal 1998"), all of these filing requirements were satisfied, except that Thierry Reyners, former President/Chief Operating Officer of the European Water and Wastewater Group, who at the time was an executive officer of the Company, reported one purchase of the Company's Common Stock on the next form otherwise required to be filed under Section 16(a), instead of on a current report on Form 4. In making these statements, the Company has relied on copies of the reports that its officers and directors have filed with the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table and the notes thereto set forth information as of March 22, 1999, except as indicated in the accompanying notes, relating to beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the equity securities of the Company by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the voting stock of the Company, (ii) each director, (iii) each of the executive officers named in the Summary Executive Compensation Table and (iv) all directors and executive officers of the Company as a group:

                                                          NUMBER OF SHARES OF
                                                          COMMON STOCK OF THE
                                                          COMPANY BENEFICIALLY    PERCENT OF
NAME OF BENEFICIAL OWNER                                     OWNED(1)(2)(3)      OWNERSHIP(4)
------------------------                                  --------------------   ------------
Richard J. Heckmann.....................................       1,428,431(5)         *
Harry K. Hornish, Jr....................................          68,561            *
David Shimmon...........................................       2,077,920             1.14%
Andrew D. Seidel........................................         137,286            *
Kevin L. Spence.........................................         139,498            *
James E. Clark..........................................         138,000            *
John L. Diederich.......................................          77,250            *
Robert S. Hillas........................................          20,000            *
Arthur B. Laffer........................................         118,875(6)         *
Ardon E. Moore..........................................         160,480(7)         *
Alfred E. Osborne, Jr...................................         151,110(8)         *
J. Danforth Quayle......................................          39,000            *
C. Howard Wilkins, Jr...................................         135,920            *
All Directors and Executive Officers as a Group (17
  persons)..............................................       4,964,519             2.72%

---------------

(1) The Common Stock is the only class of equity securities of the Company outstanding.

(2) Except as otherwise noted, all persons listed in the table have sole voting and investment power with respect to their shares, subject to the rights of their spouses under applicable community property laws.

(3) Includes stock options exercisable within 60 days of March 22, 1999 as follows: Mr. Heckmann, 742,899 shares; Mr. Hornish, 38,361 shares; Mr. Shimmon, 25,000 shares; Mr. Seidel, 136,998 shares; Mr. Spence, 129,498 shares; Mr. Clark, 30,000 shares; Mr. Diederich, 30,000 shares; Mr. Hillas, 12,000 shares; Dr. Laffer, 30,000 shares; Mr. Moore, 12,000 shares; Mr. Osborne, 30,000 shares; Mr. Quayle, 39,000 shares; Mr. Wilkins, 30,000 shares; and All Directors and Executive Officers as a Group, 1,557,944 shares. All options were granted pursuant to the Company's 1991 Employee Stock Option Plan or the Directors Plan.

(4) An asterisk (*) indicates ownership of less than 1% of the Common Stock.

(5) Includes 17,024 shares held by Mr. Heckmann's wife and by Mr. Heckmann as custodian for his children as to which Mr. Heckmann may be deemed to have indirect beneficial ownership.

(6) Includes 48,000 shares held by Laffer Associates, a company controlled by Dr. Laffer and 4,875 held in Dr. Laffer's retirement account.

(7) Mr. Moore serves on the Company's Board of Directors as the nominee of the Bass Stockholders and as such may be deemed to be the beneficial owner of 1,289,950 shares owned by the Bass Stockholders.

(8) Includes 9,650 shares held by Mr. Osborne's wife, 1,000 shares held by Mr. Osborne's son and 2,935 shares held by AE Osbourne Associates.

  Other Principal Beneficial Owners

     Apollo Investment Fund, L.P., a Delaware limited partnership with its principal office address c/o CIBC Bank and Trust Company, Grand Cayman, Cayman Islands, British West Indies and Lion Advisor, L.P, a Delaware limited partnership with its principal office address at Two Manhattanville Road, Purchase, New York 10577, reported to the SEC that they beneficially own an aggregate of 13,752,860 shares (the "Shares") of the Company's Common Stock, or approximately 8.7% of the Company's Common Stock outstanding as of July 1, 1998.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The name, principal occupation, business experience and age of each director and named executive officer and his or her term of office and period of previous service as a director (where applicable) of the Company are set forth below. Pursuant to an agreement with the Company, the Bass Stockholders are entitled to select one nominee to the Board of Directors. Other than the above, there are no family relationships among any of the named individuals, and no individual was selected as a director pursuant to any arrangement or understanding with any other person.

                                                                                              YEARS WITH
               NAME                 AGE                    POSITION(S) HELD                   THE COMPANY
               ----                 ---                    ----------------                   -----------
Richard J. Heckmann...............  54    Chairman of the Board of Directors and Chief              9
                                          Executive Officer
David J. Shimmon..................  40    President, Chief Operating Officer and Director           1
Andrew D. Seidel..................  37    President and Chief Operating Officer - North             5
                                          American Wastewater Group and Director
J. Danforth Quayle................  52    Director                                                  2
Arthur B. Laffer..................  58    Director                                                  7
Alfred E. Osbourne, Jr. ..........  54    Director                                                  7
James E. Clark....................  70    Director                                                  8
Robert S. Hillas..................  50    Director                                                  2
John L. Diederich.................  62    Director                                                  5
Ardon E. Moore....................  41    Director                                                  1
C. Howard Wilkins, Jr.............  61    Director                                                  6
Harry K. Hornish, Jr..............  54    President and Chief Operating Officer - Waterworks        2
                                          Distribution Group
Calvin R. Hendrix.................  48    President and Chief Operating Officer - North            <1
                                          American Consumer and Commercial Group
Kenneth I. Wellings...............  52    President - U.S. Filter International                    <1
Andrew Denver.....................  50    President and Chief Operating Officer - Filtration        1
                                          and Separation Group
Kevin L. Spence...................  42    Executive Vice President and Chief Financial              7
                                          Officer
Stephen P. Stanczak...............  41    Executive Vice President, General Counsel and            <1
                                          Corporate Secretary

     Richard J. Heckmann was elected Chairman of the Board of Directors, Chief Executive Officer and President of the Company on July 16, 1990 and resigned as President on February 17, 1999. He is Chairman of the Nominating Committee. Mr. Heckmann was a Senior Vice President at Prudential-Bache Securities in Rancho Mirage, California from January 1982 to August 1990. He joined the U.S. Small Business Administration in 1977 and served as Associate Administrator for Finance and Investment from 1978 to 1979. Prior thereto he was founder and Chairman of the Board of Tower Scientific Corporation, a manufacturer of custom prosthetic devices, which was sold to Hexcel Corporation in 1977. He is also a director of United Rentals, Inc., USA Waste Services, Inc. and K2, Inc.

     David J. Shimmon was made a director in February 1999 and appointed President on November 12, 1998. He was President and Chief Operating
Officer -- Industrial Products and Services Group from February 1998 to November 1998. Mr. Shimmon has served as President of Kinetics since March 1996, as Chief Operating Officer and a Director of Kinetics since October 1990, and had served as Chief Financial Officer of Kinetics since 1991 and as Executive Vice President of Kinetics from October 1990 to March 1996.

     Andrew D. Seidel, a director since August 1998, was appointed President and Chief Operating Officer -- North American Wastewater Group in February 1998, having previously served as Executive Vice President -- Wastewater Group since July 1995, and as Senior Vice President -- Wastewater Group and General Manager of U.S. Filter, Inc., Warrendale, Pennsylvania, from September 1993 to July 1995. He had previously served as Vice President -- Membralox Group of the Company since December 8, 1992.

Mr. Seidel received a B.S. degree in chemical engineering from the University of Pennsylvania, and completed an M.B.A. program at the Wharton School, the University of Pennsylvania in 1990. Mr. Seidel is also a member of the management board of TWO.

     J. Danforth Quayle has been a director since 1996. Mr. Quayle was the forty-fourth Vice President of the United States. In 1976, Mr. Quayle was elected to Congress and in 1980 to the United States Senate, being re-elected in 1986 and serving until 1989. As Vice President, he headed the Competitiveness and Space Councils for the President. Since leaving office in January 1993, Mr. Quayle has served as Chairman of Circle Investors, Inc. (a private financial services and insurance holding company), and BTC, Inc. (a private company through which he operates certain of his personal business interests). He is a director of Central Newspapers, Inc. and American Standard Companies, Inc. and is a member of the Board of Trustees of the Hudson Institute.

     Arthur B. Laffer has been a director since 1991 and is Chairman of the Audit Committee. Dr. Laffer has been Chairman and Chief Executive Officer of Laffer Associates, an economic research and financial firm (and its predecessor, A.B. Laffer, V.A. Canto & Associates), since founding the firm in 1979. He is also Chairman of Calport Asset Management, Inc., a money management firm. Dr. Laffer has been Chief Executive Officer of Laffer Advisors, Inc., a registered broker-dealer and investment advisor, since 1981. He was the Charles B. Thornton Professor of Business Economics at the University of Southern California from 1976 through 1984, Distinguished University Professor at Pepperdine University from October 1984 to September 1987, and was a member of President Reagan's economic policy advisory board. He is a director of Coinmach Laundry Corporation, MasTec, Inc., Oxigene Inc., Nicholas Applegate Mutual and Growth Equity Funds and several privately-held companies.

     Alfred E. Osbourne, Jr. has been a director since 1991 and is Chairman of the Compensation Committee and a member of the Audit Committee. Dr. Osbourne is Director of the Harold Price Center for Entrepreneurial Studies and Associate Professor of Business Economics at the John E. Anderson Graduate School of Management at UCLA. He has been on the UCLA faculty since 1972. He is a director of Greyhound Lines, Inc. Nordstrom, Inc. and The Times Mirror Company.

     James E. Clark has been a director since 1990 and is a member of the Audit and Compensation Committees. Mr. Clark was President of Western Operations for Prudential Insurance from 1978 to June 1990. Since June 1990, he has been a consultant and a private investor. Mr. Clark is also Chairman of Asian-American Communication Company, Inc., and a director of Asian American Association, Inc., a joint venture with Sprint, and Durotest Corporation. He is also a trustee of the Yul Brynner Foundation.

     Robert S. Hillas has been a director since 1996. Mr. Hillas was appointed Chairman, President and Chief Executive Officer of Envirogen, Inc., an environmental systems and services company, in April 1998. Mr. Hillas has served as a member of Envirogen's Board of Directors since April 1997. From 1993 to April 1998, Mr. Hillas served as a Managing Director of E.M. Warburg, Pincus & Co., LLC, or its predecessor. Mr. Hillas is also a director of Advanced Technology Materials, Inc., Transition Systems, Inc. and several privately held companies.

     John L. Diederich has been a director since 1993 and is a member of the Compensation Committee. Mr. Diederich was Executive Vice President -- Chairman's Counsel for the Aluminum Company of America ("Alcoa") from August 1991 until January 1997, when he retired. Mr. Diederich is a director of Continental Mills, Inc. and a trustee of Shadyside Hospital.

     Ardon E. Moore has been a director since 1997. Mr. Moore, an investment advisor to the Bass family of Forth Worth, Texas, has been a Vice President of Lee M. Bass, Inc., a corporation with operations in ranching, oil and gas exploration and production and real estate and investments in corporate securities, for more than ten years. Mr. Moore currently serves as President of the Fort Worth Zoological Association and is a director of Texas Water Foundation, Inc.

     C. Howard Wilkins, Jr. has been a director since 1992 and is a member of the Compensation Committee. Mr. Wilkins served as the United States Ambassador to the Netherlands from June 1989 to July 1992. Prior to being Ambassador and thereafter, Mr. Wilkins has been Chairman of the Board of Maverick Restaurant

Corporation, which owns and operates restaurants under franchise agreements, and Maverick Development Corporation.

     Harry K. Hornish, Jr. was appointed President and Chief Operating
Officer -- Waterworks Distribution Group in February 1998, having previously served as Executive Vice President -- Distribution Group since February 20, 1997. Beginning in November 1991, Mr. Hornish had served as President of the Utility Supply Group, Inc. ("USG") subsidiary of CertainTeed Corporation ("CertainTeed"), a leading manufacturer of building materials for new construction and remodeling. Mr. Hornish led a buyout of USG from CertainTeed in 1994. Mr. Hornish continued to serve as President of USG until October 25, 1996, when the Company acquired USG. Mr. Hornish holds a B.A. in Political Science and Business Administration from Marshall University. Mr. Hornish is also a director of Cameron Ashley Building Products Inc.

     Calvin R. Hendrix was appointed President and Chief Operating
Officer -- North American Consumer and Commercial Group in June 1998. Mr. Hendrix had previously served as Group President -- North America of Culligan since February 1997. From September 1993 to January 1997, he served as Vice President -- General Manager of the Irrigation Division of The Toro Company, a leader in turf and landscape products and services. For more than five years previous to joining Toro, Mr. Hendrix was President of Thermador Corporation, a major kitchen appliance company; and Group Product Manager with the Frito-Lay Division of PepsiCo. Mr. Hendrix received BBA and MBA degrees from the University of North Carolina at Charlotte.

     Kenneth T. Wellings was appointed President -- U.S. Filter International in June 1998. Mr. Wellings had previously served as Group
President -- International of Culligan since January 1997. From August 1995 to January 1997, Mr. Wellings served as Vice President, International of Culligan and from August 1994 to August 1995, he served as Vice President, European Operations. From 1991 to 1994, he was employed with Culligan as General Manager, Retail Division.

     Andrew Denver was appointed President and Chief Operating
Officer -- Filtration and Separation Group in February 1998. In 1987, Mr. Denver joined Memtec Limited as President and Chief Operating Officer, where he was responsible for managing all aspects of Memtec's operation including research and development, manufacturing, marketing and sales. Mr. Denver graduated with Honors in Chemistry from the University of Manchester and achieved a Distinction in his MBA at the Harvard Business School. Mr. Denver was a founding member and Director of the Australian Environment Management Export Corporation (AUSTEMEX) and was inaugural Chairman of the Board for the first two years. He was a founding member and Director of the Environment Management Industry Association of Australia (EMIAA).

     Kevin L. Spence was appointed Executive Vice President and chief Financial Officer of the Company in February 1998, having served as Vice President of the Company since December 1991 and as Chief Financial Officer of the Company since January 1992. Prior to that, Mr. Spence served as Treasurer of the Company from February 17, 1992 until June 9, 1995. Mr. Spence is a certified public accountant and received a B.S. in Business Administration in 1978 from the University of Southern California.

     Stephen P. Stanczak was appointed Executive Vice President, General Counsel and Corporate Secretary of the Company in February 1999. From July 1995 to October 1998, he served as the Vice President Legal Affairs and Company Secretary of Waste Management International plc, a UK-based majority-owned subsidiary of Waste Management, Inc. From prior to 1994 to July 1998, Mr. Stanczak was Vice President, Secretary and Associate General Counsel of two other publicly-traded subsidiaries of Waste Management, Inc., Wheelabrator Technologies Inc. and Rust International Inc. Mr. Stanczak received a B.A. in 1979 from West Virginia University and a J.D. from the University of Illinois in 1982.

LEGAL PROCEEDINGS

     There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Shares, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

BOARD MEETINGS AND COMMITTEES

     During fiscal 1998, the Board of Directors met on four occasions and also took action four times by unanimous written consent and three times by telephonic conference call. The Board has three standing committees, the Audit, Compensation and Nominating Committees. Each director attended all meetings of the Board and committees of the Board of which he was a member and took part in all telephonic conference calls among Board members during fiscal 1998.

     The Audit Committee reviews the performance of the Company's independent public accountants and makes recommendations to the Board concerning the selection of independent public accountants to audit the Company's financial statements. The Audit Committee also reviews the audit plans, audit results and findings of the internal auditors and the independent accountants, and reviews the Company's systems of internal control. Additionally, the Audit Committee is responsible for overseeing the Company's corporate compliance program. Members of the Audit Committee meet with the Company's management and independent public accountants to discuss the adequacy of internal accounting controls and the financial accounting process. The Company's independent accountants have free access to the Audit Committee, without management's presence. The Audit Committee held one meeting in fiscal 1998.

     The Compensation Committee reviews and determines the compensation of the Company's officers (including salary and bonus), authorizes or approves any contract for remuneration to be paid after termination of any officer's regular employment and performs specified functions under the Company's various compensation plans, including the 1991 Employee Stock Option Plan, the 1991 Directors Stock Option Plan (the "Directors Plan") and the Company's Executive Severance Pay Plan. The Compensation Committee reviews, but is not required to approve, the participation of officers in the Company's other benefit programs for salaried employees. The Compensation Committee held three meetings and took action by written consent on one occasion in fiscal 1998.

     The Nominating Committee reviews the performance of incumbent directors and the qualifications of nominees proposed for election to the Board and makes recommendations to the Board with respect to nominations for director. In recommending candidates for the Board of Directors, the Nominating Committee will seek individuals having experience in fields applicable to the Company's goals and functions. Stockholders who wish to suggest qualified candidates should write to the Corporate Secretary of the Company, stating the qualifications of such persons for consideration by the Nominating Committee. The Nominating Committee held one meeting in fiscal 1998.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY EXECUTIVE COMPENSATION TABLE

     The following table sets forth compensation information for the three fiscal years ended March 31, 1998 for the Company's Chief Executive Officer and for the four other most highly compensated executive officers of the Company for fiscal 1998 (the "Named Executive Officers").

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                ANNUAL COMPENSATION          ------------
                                          --------------------------------    SECURITIES
                                 FISCAL                       OTHER ANNUAL    UNDERLYING       ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR    SALARY     BONUS    COMPENSATION    OPTIONS(1)    COMPENSATION(2)
  ---------------------------    ------   -------   -------   ------------   ------------   ---------------
Richard J. Heckmann............   1998    450,000   450,000        --          150,000           5,322
Chairman of the Board,            1997    450,000   300,000                    187,499           3,320
Chief Executive Officer           1996    414,731   150,000        --          150,000              --
And President
Harry K. Hornish, Jr.(3).......   1998    251,270   100,000        --           15,000           2,479
President and Chief Operating     1997    115,575   100,000        --               --(4)        3,538
Officer -- Waterworks             1996         --        --        --               --              --
Distribution Group
Nicholas C. Memmo(5)...........   1998    215,923    55,000        --           25,000           4,718
President and Chief Operating     1997    199,154    37,500        --           15,000           4,923
Officer -- North American         1996    189,042    37,500        --           17,500           5,014
Process Water Group
Andrew D. Seidel...............   1998    213,462    55,000        --           25,000           4,536
President and Chief Operating     1997    181,249    20,000        --           15,000           5,322
Officer -- North American         1996    153,535        --        --           15,000           4,980
Wastewater Group
Kevin L. Spence................   1998    204,654    33,000        --           20,000           3,647
Executive Vice President          1997    180,001    65,000        --           15,000           6,209
and Chief Financial Officer       1996    164,774    41,500        --           15,000           4,865

---------------
(1) Represents options granted pursuant to the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock. Option grants during fiscal 1998 are described in greater detail below.

(2) Represents the Company's 50% matching contribution to the Company's 401(k) Plan.

(3) In connection with the acquisition of The Utility Supply Group, Inc. ("USG"), Mr. Hornish became an employee of the Company on October 25, 1996. See "-- Executive Severance Plan and Employment Agreements."

(4) Mr. Hornish received options to purchase 67,111 shares of Common Stock in exchange for outstanding options to purchase shares of Common Stock of USG in connection with the acquisition of USG by the Company.

(5) Mr. Memmo resigned as a Director and Executive Officer of the Company on February 16, 1999.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

  Option Grants in Last Fiscal Year

     The table below sets forth information with respect to stock options granted to the Named Executive Officers in fiscal 1998 under the Company's 1991 Employee Stock Option Plan. The options listed below are included in the Summary Compensation Table above.

                                      % OF TOTAL                                POTENTIAL REALIZABLE VALUE
                         NUMBER OF     OPTIONS                                   AT ASSUMED RATES OF STOCK
                         SECURITIES   GRANTED TO                                  PRICE APPRECIATION FOR
                         UNDERLYING   EMPLOYEES                                       OPTION TERM(2)
                          OPTIONS     IN FISCAL     EXERCISE     EXPIRATION   -------------------------------
         NAME            GRANTED(1)      YEAR      PRICE($/SH)      DATE            5%              10%
         ----            ----------   ----------   -----------   ----------   --------------   --------------
Richard J. Heckmann....   150,000        6.9%        $27.25       6/30/07     $    2,570,607   $    6,514,422
Harry K. Hornish, Jr...    15,000        0.9%         27.25       6/30/07            257,061          651,442
Nicholas C. Memmo(4)...    25,000        1.1%         27.25       6/30/07            428,434        1,085,737
Andrew D. Seidel.......    25,000        1.1%         27.25       6/30/07            428,434        1,085,737
Kevin L. Spence........    20,000        0.9%         27.25       6/30/07            342,748          868,590
Increase in Value to
  All
  Stockholders(3)......                                                       $1,643,628,842   $4,165,278,193

---------------
(1) Options granted pursuant to the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock. The exercise price may be paid in cash or in shares of the Company's Common Stock. Of the options granted to Messrs. Heckmann, Hornish, Memmo, Seidel and Spence, 25% are vested and the remaining options will vest in equal increments on July 1, 1998, 1999 and 2000.

(2) Calculated over a ten-year period representing the life of the options.

(3) Represents/the increase in value to all stockholders assuming the Company's Common Stock appreciates 5% or 10% in value per year, compounded over a ten-year period, equivalent to the life of the options granted to the Named Executive Officers. Calculated using a Common Stock price of $27.25, the closing price on June 30, 1997, on the NYSE, which is the exercise price of substantially all of the options granted in fiscal 1998, and the total weighted average number of 95,909,000 shares of Common Stock outstanding in fiscal 1998.

(4) Mr. Memmo resigned as a Director and Executive Officer of the Company on February 16, 1999.

  Option Exercises in Fiscal 1998 and Fiscal Year End Option Value

     The table below sets forth information with respect to stock options exercised by the named Executive Officers in fiscal 1998 and the number of unexercised options held by such persons on March 31, 1998, on a pre-tax basis:

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                         SHARES ACQUIRED                     UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                         ON EXERCISE OF                        OPTIONS AT 3/31/98                AT 3/31/98
                           OPTIONS(1)      VALUE REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(2)
                         ---------------   --------------   -------------------------   ----------------------------
Richard J. Heckmann....          --           $     --           499,149/262,500           $11,204,836/3,808,601
Harry K. Hornish,
  Jr. .................      15,000            437,378             30,861/11,250                  892,068/88,594
Nicholas C. Memmo(3)...       6,000             97,694            116,563/32,812               2,726,446/404,560
Andrew D. Seidel.......       5,000            115,556            102,624/31,874               2,390,581/384,588
Kevin L. Spence........      10,000            224,862             96,374/28,124               2,250,523/355,057

---------------
(1) Represents options under the Company's 1991 Employee Stock Option Plan to purchase shares of Common Stock.

(2) The dollar value reported is based on the difference between the exercise price of the outstanding option and the closing price of the Company's Common Stock on the NYSE on March 31, 1998, of $35.125 per share.

(3) Mr. Memmo left the Company on February 16, 1999.

RETIREMENT PROGRAM

     Effective April 1, 1995, the Company established a non-qualified defined benefit pension plan for its senior executives, including Messrs. Heckmann, Memmo, Seidel and Spence. Under this plan (the "Retirement Program"), the executive becomes entitled to receive from the Company at age 60 an annual retirement income, payable for 15 years equal to 50% of the executive's final five year average compensation. Earnings covered by the Retirement Program include salaries and incentive compensation. Benefits accrue on a percentage basis over the number of years of service of the executive from his date of hire with the Company to the attainment of age 60. The benefit accrued vests commencing after five years of service, 50% at that time, and 10% each year thereafter. A reduced benefit is payable at age 55 and if the executive's employment with the Company terminates before age 55, a deferred benefit, to the extent vested, is payable at or after age 55 based upon the executive's accrued benefit prior to termination.

     As of August 1997, the following are the benefits payable per year for 15 years under the Retirement Program for Messrs. Heckmann, Memmo, Seidel and Spence, assuming that their covered compensation increases at a rate of 5% annually and that their employment with the Company continues until age 60: Mr. Heckmann $636,545; Mr. Memmo $443,451; Mr. Seidel $443,451; and Mr. Spence $280,371.

     All benefits under the Retirement Program are payable out of the general assets of the Company. Any funding established by the Company to provide a source for the payment of Retirement Program benefits would remain subject to the general creditors of the Company.

EMPLOYMENT AGREEMENTS AND EXECUTIVE SEVERANCE PAY PLAN

  Chief Executive Officer

     On June 9, 1998 the Company entered into an employment agreement (the "CEO Agreement") with Richard J. Heckmann, for his employment as Chief Executive Officer and President. The CEO Agreement is effective as of January 1, 1998 for a term of 63 months, and shall be automatically extended by one full calendar month on May 1, 1998, and on the first day of each month thereafter. It provides for an annual base salary of $750,000, to be reviewed annually for increase by the Compensation Committee, and for a minimum annual incentive of at least 60% of base salary, subject to performance goals negotiated in good faith by the Company and Mr. Heckmann. It also entitles Mr. Heckmann to participate in all senior executive incentive compensation plans and programs and all employee benefit, vacation, and fringe benefit plans and programs.

     Upon termination of employment for whatever reason, the CEO Agreement provides for the payment of any unpaid base salary through the date of termination; a prorated annual incentive based on the minimum annual incentive determined without regard to any performance goals; any deferred compensation, accrued vacation or expenses owed; any other compensation or benefits provided in accordance with any Company plans and programs; and continuation of Company welfare plans for Mr. Heckmann and/or his family for the balance of the term of the agreement (24 months when termination is due to death or disability.)

     In the event of termination due to death or disability, the CEO Agreement also provides a lump sum equal to two times the base salary in effect on the date of termination plus two times the minimum annual incentive determined without regard to any performance goals; and full and immediate vesting of any unvested stock options or restricted stock awards.

     In the event of termination by the Company without cause or by Mr. Heckmann for good reason (both as defined in the CEO Agreement), the CEO Agreement provides for the full and immediate vesting of any unvested stock options or restricted stock awards and the payment of benefits under the Severance Plan, described above. If such a termination occurs following a change of control (as defined in the Severance Plan), Mr. Heckmann is entitled to an additional payment, if necessary, to make him whole as a result of any excise tax imposed by the United States Internal Revenue Code of 1986, as amended (the "Code") on certain change of control payments.

     As part of the CEO Agreement and the Severance Plan, Mr. Heckmann is restricted from engaging in any business then being conducted by the Company during the term of the CEO Agreement and, except if

Mr. Heckmann is terminated without cause or terminates for good reason following a change of control, for a period of one year thereafter.

  Retention and Employment Arrangements -- Named Executive Officers Other than the Chief Executive Officer

     The Company is a party to Executive Retention Agreements with each of the Named Executive Officers, other than Mr. Heckmann and Mr. Hornish (the "Other Executive Officers"). Each of those agreements (the "Retention Agreements") is identical. The Retention Agreements provide for the employment of the Other Executive Officers in their respective positions with the Company or as otherwise determined, provided the duties to be performed are those of a senior executive or manager of the Company. The Retention Agreements provide that under certain conditions, including if the executive's employment is terminated without cause, the executive has the right to receive from the Company an amount equal to one times such individual's annual salary. Following a change-of-control of the Company, the Retention Agreements provide for certain benefits if, within one year of the change-of-control, the executive's employment is terminated without cause, or if certain other conditions of the executive's employment are altered. In any such event, the Other Executive Officers have the right to receive the same multiple of their annual salary above described, but including their latest incentive award or target incentive, if greater, and the Company is also obligated to maintain for one year for the executive the welfare and retirement plans available to the executive or to provide an equivalent. Under the Retention Agreements, a change-of-control of the Company generally is defined to occur if (i) any person or group acquires 50% or more of the Company's voting securities, (ii) during any two year period there is a change in a majority of the Board of Directors of the Company, (iii) there is a consolidation or merger of the Company or a transfer of substantially all of the Company's assets or (iv) a plan of complete liquidation of the Company is approved by the stockholders.

     Mr. Hornish entered into a separate employment agreement with USG (the "Hornish Agreement") which provides for the payment of $250,000 in base salary per year for the period beginning October 25, 1996 and ending March 31, 1999. The Hornish Agreement also provides for cash performance bonuses. For the period beginning January 1, 1997 and ending March 31, 1998 and the period beginning April 1, 1998 and ending March 31, 1999, the Hornish Agreement provides for bonuses of up to $125,000 and $100,000, respectively, as well as additional annual bonuses of up to 35% of Mr. Hornish's base salary. Pursuant to the Hornish Agreement, such bonuses will be awarded if specified performance objectives are met.

  Executive Severance Pay Plan

     Executive Severance Pay Plan. The United States Filter Corporation Executive Severance Pay Plan (the "Severance Plan") was adopted by the Board of Directors on June 9, 1998 effective as of January 1, 1998. It entitles eligible executives to certain severance benefits only upon termination of employment by the Company without cause (as defined) or termination by the employee for good reason (as defined) provided that, except following a change of control (as defined below), they do not compete with the Company or solicit its employees during the remainder of the term of the employment agreement and for one year thereafter. The Severance Plan also requires that confidential information not be disclosed. A change of control of the Company generally is defined to occur if (i) any person or group acquires 50% or more of the Company's voting securities, (ii) during any two year period there is a change in a majority of the Board of Directors of the Company, (iii) there is a consolidation or merger of the Company or a transfer of substantially all of the Company's assets or
(iv) a plan of complete liquidation of the Company is approved by the stockholders.

     Initially only the Chief Executive Officer has been designated to participate in the Severance Plan. It replaces his Executive Retention Agreement previously in force. Other executive officers may be designated as participants in the future (which may be in lieu of any Retention Agreement or other severance arrangement to which any such executive officer is a party). The benefit provided to the Chief Executive Officer in connection with an eligible termination is the sum of his base salary plus the minimum annual incentive (determined without regard to any performance goals) for the balance of the term of his employment agreement.

     The benefit provided to any other eligible executive under the Severance Plan, should the Company designate any other executive as eligible, would consist of base salary for the balance of the term of an employment agreement that the Company would enter into with the executive plus target annual incentive for the year in which employment terminated times the number of full and partial years remaining in such employment term (determined without regard to any performance goals); and a lump sum equal to the greater of the present value of the health, life insurance, disability and accident insurance plans or programs for the remaining term of the agreement, and 1.5 times the present value of one year of such coverage.

     Payment of the severance benefit shall be made within 30 days after termination of employment.

COMPENSATION OF DIRECTORS

     Directors receive no cash compensation for their services as directors, although they are reimbursed for out-of-pocket expenses incurred in attending meetings. Each director who is not an employee of the Company participates in the Directors Plan. The Directors Plan provides that directors of the Company who are neither officers nor employees of the Company or its subsidiaries are granted in April of each year options to purchase 12,000 shares of the Company's Common Stock at fair market value, as determined on the date of grant. During fiscal 1998, options to purchase 12,000 shares of Common Stock were granted under the Directors Plan to each of the Company's non-employee directors on April 1, 1997 at an exercise price of $30.875 per share.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee is composed entirely of independent outside directors and is responsible for determining the compensation of the executive officers of the Company, presently comprising the Named Executive Officers and eleven additional individuals. The Compensation Committee also administers the Company's 1991 Employee Stock Option Plan, the Retirement Program and would administer the proposed 1998 Stock Incentive Plan, and, with Mr. Heckmann, the proposed Senior Executive Annual Incentive Plan.

     Compensation Policy and Practice. The Company's executive compensation policy is intended (i) to link compensation and stockholder value; (ii) to recognize and reward individuals for their contributions and commitment to the growth and profitability of the Company; and (iii) to secure and retain the highest caliber of executives through competitive levels of total compensation. The Compensation Committee believes this policy is generally best accomplished by providing a competitive total compensation package, a significant portion of which is variable and related to established performance goals. The Company retained an independent consulting firm during fiscal 1998 to review the Company's executive compensation levels and programs and to provide input to the Compensation Committee. To evaluate competitive compensation practices, the Company relied not only on the peer group in the performance graph, consisting of direct industry competitors, but also on a broader group of industrial companies that are more similar in size to the Company. Based on this input, as well as other considerations deemed appropriate, the Compensation Committee believes that the compensation provided to the Company's executives is competitive with general industry practices.

     Section 162(m) of the Code limits deductibility of compensation in excess of $1.0 million paid to a company's chief executive officer and the four other highest-paid executive officers unless such compensation qualifies as "performance-based." The Company was not affected by this limitation for the 1998 tax year. The Compensation Committee has reviewed this issue and, to preserve deductibility going forward, has recommended that the Company seek approval from stockholders to adopt the Senior Executive Annual Incentive Plan that is designed to meet the requirements of Section 162(m).

     Compensation of the Company's executive officers consists of the following elements: base salary, annual cash incentives and long-term stock-based incentives. Each of these elements is discussed below.

     Base Salary. In determining base salary for the Company's executive officers, the Compensation Committee assesses the relative contribution of each executive to the Company, the background and skills of each individual and the particular opportunities and problems which the individual confronts in his or her position with the Company. These factors are then assessed in the context of competitive market factors, including competitive opportunities with other industrial companies.

     In making changes in base salary for existing executive officers, other than Mr. Heckmann, the Compensation Committee considers the recommendations of Mr. Heckmann based on his personal evaluation of individual performance for the prior year including attainment of personal objectives and goals, attainment of Company performance goals, the Company's salary structure and competitive salary data.

     Annual Cash Incentives. Pursuant to an Annual Incentive Compensation Plan, key executives are eligible to earn incentive cash bonuses each year based on the Company's performance. For eligible operational executives, the maximum award level is 35% of base salary. For eligible staff executives, the maximum award level is 25% of base salary. For Mr. Heckmann, the maximum award level has been at the discretion of the Compensation Committee.

     Of the 35% maximum award level for operational executives, up to 8% is earned if the Company exceeds its profit plan; an additional 8% is earned if the businesses supervised by the executive achieve their profit plan; an additional 10% is earned if the businesses supervised by the executive exceed their profit plan; and an additional 9% may be earned based on a subjective assessment of the executive's performance. Of the 25% maximum award level for staff executives, 8% is earned if the Company achieves its pre-established profit plan for the fiscal year; up to an additional 8% may be earned if the Company exceeds its profit plan; and an additional 9% may be earned based on a subjective assessment of the executive's performance. With respect to the subjective portion of the award, Mr. Heckmann assesses the performance of each of the other executives or employees.

     After fiscal 1998, annual cash incentives for the Chief Executive Officer and any other participating executive officers will be determined under the Senior Executive Annual Incentive Plan described below provided that such plan is approved by the stockholders.

     Fiscal 1998 Annual Cash Incentives. Mr. Hornish's bonus for fiscal 1998 was paid pursuant to his Employment Agreement based on performance objectives established for USG prior to its acquisition by the Company. Bonuses for Messrs. Seidel, Memmo and Spence were based on an assessment of each executive in relation to the above criteria. In particular, the cash bonuses paid reflect that the Company exceeded its profit plan, and that the businesses supervised by the executives exceeded their profit plan. Information with respect to the cash bonuses paid to the Named Executive Officers in fiscal 1998 is provided in the Summary Compensation Table above.

     Long-Term Incentives. Long-term incentive compensation is intended to focus the efforts of executive officers and key employees on performance that will increase the equity value of the Company for its stockholders. Under the Company's 1991 Employee Stock Option Plan, officers and key employees of the Company may be granted stock options. Under the proposed 1998 Stock Incentive Plan, subject to the approval of stockholders, officers and key employees of the Company may be granted stock options, and from time to time, stock appreciation rights, restricted shares, and performance awards. Stock options are granted with an exercise price equal to the market price of the Company's Common Stock on the date of grant, generally vest over a period of three years, and expire after ten years. Options only have value to the recipient if the price of the Company's stock appreciates after the options are granted. The Company believes that not less than 10% of the Company's outstanding equity securities should be available for employee stock incentives, and stock incentive grants by the Compensation Committee have reflected and can be expected to continue to reflect this belief.

     Fiscal 1998 Long-Term Incentives. Only stock option grants under the Company's 1991 Employee Stock Option Plan were made in fiscal 1998 to the Named Executive Officers. Information with respect to these grants is provided in the Summary Compensation Table above.

     Chief Executive Officer Compensation. In determining Mr. Heckmann's compensation for fiscal 1998, the Compensation Committee focused upon the policies described above. Mr. Heckmann's annual incentive and the number of options granted to him reflect the overall performance of the Company for fiscal 1998 under his leadership, including his continued strategic direction, his significant involvement in and responsibil-ity for the overall operations of the Company and his direct involvement in numerous acquisitions made by the Company during the year. For fiscal 1998, Mr. Heckmann received an annual incentive under the Annual Incentive Compensation Plan equal to $450,000, based on the Company's exceeding its profit plan, successful completion of strategic acquisitions and the Compensation Committee's assessment of Mr. Heckmann's role in that success.

     On June 9, 1998, the Company and Mr. Heckmann entered into a new employment contract. See "Executive Severance Plan and Employment Agreements -- Employment Agreement -- Chief Executive Officer." For fiscal 1999, the Compensation Committee has determined that Mr. Heckmann's salary be increased to $750,000 based on his contributions to the Company, the complexity of leading a company that now has seven business groups and annual revenue for fiscal 1998 in excess of $3 billion, his ongoing role in the integration of the Company's numerous acquisitions, the expectation that the Company will continue to experience rapid growth, and competitive opportunities with other publicly-traded industrial companies.

     The Compensation Committee believes that Mr. Heckmann's overall compensation is warranted by his roles in both the strategic and operational aspects of the Company's business, the value he continues to bring to the Company in the identification and realization of acquisition opportunities, and the success of the Company both in its business and in the financial markets.

                                          Alfred E. Osborne, Jr., Chairman
                                          James E. Clark
                                          John L. Diederich
                                          C. Howard Wilkins, Jr.

COMPARATIVE STOCK PERFORMANCE

     The chart below sets forth line graphs comparing the performance of the Company's Common Stock as compared with the NYSE Composite Stock Index and a peer group index for the five-year period commencing March 31, 1993 and ending March 31, 1998. The peer group consists of the Common Stock of Air & Water Technologies Corporation, Calgon Carbon Corporation, Ionics, Incorporated, Osmonics, Inc. and Wheelabrator Technologies Inc. ("WTI"). In the future, WTI will not be included in the peer group because (i) the Company acquired the WTI businesses that made it a "peer" -- WTI's Water Systems and Manufacturing Group on December 2, 1996, and its contract operations and privatization business on April 1, 1997, and (ii) WTI announced on March 30, 1998 that it has agreed to merge the other businesses with Waste Management, Inc.

     The indices assume that the value of the investment in the Company's Common Stock and each index was $100 on March 31, 1993, and that dividends were reinvested.

                        INDEXED TOTAL SHAREHOLDER RETURN
[GRAPH]

                                                                              NYSE COMPOSITE STOCK
                                                U.S. FILTER COMMON STOCK              INDEX                 PEER GROUP INDEX
                                                ------------------------      --------------------          ----------------
3/31/93                                                   100.00                      100.00                      100.00
3/31/94                                                    84.50                       99.05                       89.87
3/31/95                                                    93.00                      108.67                       70.83
3/31/96                                                   168.00                      139.09                       86.09
3/31/97                                                   277.88                      159.79                       74.64
3/31/98                                                   316.13                      229.64                       83.26

Source: Standard and Poor's Compustat Total Return Service

PEER GROUP
Air & Water Technologies Corporation Calgon Carbon Corporation
Ionics, Incorporated
Osmonics, Inc.
Wheelabrator Technologies Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Executive Employment Agreements

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into an employment agreement with Richard J. Heckmann (the "Heckmann Agreement") which has a term of four years from the date on which the effective time of the Merger occurs (the "Effective Date"). The Heckmann Agreement will be of no force and effect if the Merger Agreement is terminated. During the term of the Heckmann Agreement, Mr. Heckmann will be Chairman and Chief Executive Officer of the Company, a member of the Executive Committee of Vivendi Water Branch and a director of Generale des Eaux. In addition to payments of salary (which would be increased to $950,000 per year) and annual bonus opportunities, the Heckmann Agreement provides for a cash payment not to exceed $7.5 million to be paid no later than five days following the Effective Date in respect of the severance provisions of his former employment agreement with the Company, and provides for the full vesting of Mr. Heckmann's benefit under the Company's Supplemental Executive Retirement Plan. In addition, the Company (or Parent, on behalf of the Company) is obligated to deliver to Mr. Heckmann an aggregate of 289,056 shares of Parent stock, one-quarter of which will be delivered on each of the first four anniversaries of the Effective Date, provided that Mr. Heckmann is employed by the Company as of each such date. In the event that Mr. Heckmann's employment is terminated by the Company for Cause or by Mr. Heckmann without Good Reason (as each such term is defined in the Heckmann Agreement), Mr. Heckmann will be entitled to receive only his salary accrued to such termination and any previously vested benefits under Company benefit plans; provided, that portion of the Parent stock grant not previously delivered or past due to be delivered at such time will be forfeited. If Mr. Heckmann's employment is terminated because of his death or Disability (as defined in the Heckmann Agreement), Mr. Heckmann (or his beneficiaries, as applicable) will be entitled to receive, in addition to any accrued but unpaid salary and other benefits owed or payable to Mr. Heckmann under the Company's benefit plans, (i) a lump sum in cash equal to two times (x) his then current base salary plus (y) the minimum annual incentive to which Mr. Heckmann would have been entitled for the year in which such termination occurs; (ii) a lump sum in cash in respect of any deferred compensation; (iii) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination; and (iv) continuation of welfare-type benefits for two years following the date of termination. In the event that Mr. Heckmann's employment is terminated by the Company without Cause or by Mr. Heckmann for Good Reason, which includes a Change in Control of Parent or the Company (as each term is defined in the Heckmann Agreement), Mr. Heckmann will be entitled to receive (1) a lump sum in cash equal to (a) the base salary that would have been paid to Mr. Heckmann for the remainder of the original term of the Heckman Agreement plus
(b) the target annual bonus that would have been paid to Mr. Heckmann for the remainder of the original term of the Heckmann Agreement plus (c) the minimum annual bonus for the year in which such termination occurs, pro-rated to date of termination; (2) continued welfare-type benefits for the remainder of the original term of the Heckmann Agreement; and (3) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination. The Heckmann Agreement provides that, if any payment or benefit that Mr. Heckmann receives in connection with the Merger becomes subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay to Mr. Heckmann an amount in cash sufficient to make him whole with respect to such excise tax. Mr. Heckmann is subject to non-competition and non-solicitation covenants for the entire term of the Heckmann Agreement, regardless of the earlier termination of his employment thereunder. The Company will no longer be obligated to deliver the Parent stock grant, in the event Mr. Heckmann violated such covenants prior to the due date for any payment of the Parent stock grant. Parent, the Company and Mr. Heckmann have also entered into an agreement whereby Mr. Heckmann may purchase one of the Company's aircraft at its then depreciated value upon his retirement or, if earlier, at such time as the Company determines to sell such aircraft to a third party.

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into employment agreements with each of Andrew D. Seidel and Kevin L. Spence (each, an "Executive Agreement") which are substantially similar in their terms. Each Executive Agreement has a three-year term from the Effective Date. The Executive Agreements will be of no force and effect if the Merger Agreement is terminated. During the term of the Executive Agreements, Mr. Seidel will be President and Chief Operating Officer -- Wastewater Group of the Company, and Mr. Spence will be Executive Vice President and Chief Financial Officer of the Company. In addition to payments of salary (which would be increased for both executives to $350,000 per year) and annual bonus opportunities, the Executive Agreements provide for a cash payment not to exceed $2.1 million (in the case of Mr. Seidel) or $1.95 million (in the case of Mr. Spence) to be paid no later than five days following the Effective Date in respect of the severance provisions of their former employment agreements with the Company, and provide for the full vesting of their benefits under the Company's Supplemental Executive Retirement Plan. In addition, the Company (or Parent, on behalf of the Company) is obligated to deliver to the executives an aggregate of 50,370 shares of Parent stock (in the case of Mr. Seidel) or 49,341 shares of Parent stock (in the case of Mr. Spence), one-third of which will be delivered on each of the first three anniversaries of the Effective Date, provided that the executive is employed by the Company as of each such date. In the event that the executive's employment is terminated by the Company for Cause or by the executive without Good Reason (as each such term is defined in the Executive Agreements), that portion of the Parent stock grant not previously delivered or past due to be delivered at such time will be forfeited. If the executive's employment is terminated because of his death or Disability (as defined in the Executive Agreements), the executive (or his beneficiaries, as applicable) will be entitled to receive (i) a lump sum in cash equal to 150 percent (150%) of (x) his then current base salary plus (y) the minimum annual incentive to which the executive would have been entitled for the year in which such termination occurs; (ii) a lump sum in cash in respect of any deferred compensation, (iii) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination; and (iv) continuation of welfare-type benefits for two years following the date of termination. In the event that the executive's employment is terminated by the Company without Cause or by the executive for Good Reason, which includes a Change in Control of Parent or the Company (as each such term is defined in the Executive Agreements), the executive will be entitled to receive (1) a lump sum in cash equal to (a) the base salary that would have been paid to the executive for the remainder of the original term of the Executive Agreement plus (b) the target annual bonus that would have been paid to the executive for the remainder of the original term of the Executive Agreement plus (c) the minimum annual bonus for the year in which such termination occurs, pro-rated to the date of termination; (2) continued welfare-type benefits for the remainder of the original term of the Executive Agreement; and (3) that portion of the Parent stock grant that was not delivered prior to the effective date of such termination. The Executive Agreements provide that, if any payment or benefit that the executive receives in connection with the Merger becomes subject to the excise tax imposed by section 4999 of the Code, the Company will pay to the executive an amount in cash (a "Gross-up Payment") sufficient to make him whole with respect to such excise tax. Each of the executives is subject to non-competition and non-solicitation covenants for the entire term of his Executive Agreement, regardless of the earlier termination of his employment thereunder. The Company will no longer be obligated to deliver the Parent stock grant to Mr. Seidel or Mr. Spence, as the case may be, in the event such executive violates such covenants prior to the due date for any payment of the Parent stock grant.

     As of August 26, 1998, the Company entered into Employment Agreements ("Employment Agreements") with its executive officers other than Mr. Heckmann and Mr. Shimmon (Mr. Stanczak entered into his Employment Agreement on February 15, 1999), whose terms are substantially similar, except that the number of years in the term of the agreement and the corresponding multiplier used in calculating severance benefits thereunder may differ. With respect to Messrs. Seidel and Spence, such agreements are superceded by the Executive Agreements described above. Each Employment Agreement provides for a term of 24 or 36 months, provided in each case that unless either party has given notice of termination, on the first day of the month following the commencement of the term of the Employment Agreement, the term is extended by an additional month. The Employment Agreements provide for certain payments and benefits to be paid in respect of severance upon the occurrence of a Change of Control (as defined in the Employment Agreements). Such payments and benefits include: (1) a lump sum in cash equal to (a) the executive's base salary and target annual incentive bonus that would be payable for the remainder of the term of the Employment Agreement; (b) the present value of the welfare-type benefits covering the executive if continued to the end of the term of the Employment Agreement; and
(c) for agreements with a 36-month term, the immediate vesting of the executive's benefit under the Company's Supplemental Executive Retirement Plan. Employment Agreements with a 36-month term provide that, if any payment or benefit that the executive receives in connection with the Merger becomes subject to excise tax imposed by section 4999 of the Code, the Company will pay to the executive a Gross-up Payment. Employment Agreements with a two- year term do not provide for a Gross-up Payment. Each Employment Agreement provides that the executive will be subject to non-competition covenants during the term of the agreement and, if the executive's employment is terminated prior to the expiration of the term of the Employment Agreement, for one year thereafter.

  Stock Option Grants

     On October 9, 1998, following review of, among other things, a report from the Company's compensation consultants, the Compensation Committee of the Company authorized and approved the award of stock option grants under the Company's 1998 Stock Incentive Plan (the "1998 Plan") to each of its executive officers (such executive officers, collectively, the "Section 16 Officers") who was subject to Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Company at the time of such grant. (Mr. Stanczak was not employed by the Company at such time.) No further option grants were to be made to the Section 16 Officers during the next 3-year period. The exercise price per Share under such options is $12.625, the then-current fair market value of the Shares. The options have differing vesting schedules but all such options become fully vested in October 2001, subject to immediate vesting upon the occurrence of a Change of Control of the Company (as defined in the 1998 Plan), which generally includes, among other things, the acquisition by any person or entity of fifty percent (50%) or more of the Company's voting power. Grants in an aggregate of approximately 3,000,000 Shares were made to the Section 16 Officers.